FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 15, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 16, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF
BRASIL FOODS

BRF-Brasil Foods

June 2010

Leopoldo Saboya - CFO and IRO
Edina Biava - IR Manager

Commitment Innovation Strategy Efficiency
Generation of value Work Reliability
People Dedication High quality Future
Sustainability Leadership Strong brands Ethics

Disclaimer

BRF
BRASIL FOODS

The results of the fourth quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.



About our Company

We are one of the largest Brazilian food companies

- Largest poultry exporter in the World
- Second largest meat exporter in the World
- Third major Brazilian exporter
- Responsible for 9% of the global protein trade
- One of the largest food companies in the World (market cap)



BRF at a glance

BRF
BRASIL FOODS

- R$20.9 billion of net sales 2009 (42% Exports)
- More than 100,000 employees
- Portfolio of more than 3,000 SKUs with strong brands
- 63 unit plants
- Slaughter 6.7 million heads of poultry/day and 39,300 heads of pork+ cattle/day
- Annual production of 4.8 million tons of food derived from meat and 2 million tons of milk



A global leader

Global scale

- Largest company in processed and frozen products in Brazil
- Largest poultry exporter in the world
- Second-largest protein company in the world by market capitalization

Sustainable Growth

- Growth driven by long-term strategic plan
- Diversified product portfolio holding key market share positions
- Highly recognized brands in Brazil and in international markets

BRF BRASIL FOODS

\+ Sadia

Corporate governance

- Adherence to the highest corporate governance standards
- SEC registered; Sarbanes-Oxley compliance
- Listed in Bovespa for over 30 years and in the NYSE for 10 years
- Economic, social and environmental sustainability

Disciplined financial practices

- Robust risk management framework
- Adequate available liquidity
- Strong historical growth never jeopardized leverage levels

BRF: the only "farm to the plate" Company

BRF BRASIL FOODS

Raw material self-sufficient	Unique circumstances for expansion (climate, land and water)	Integrated business model





UPSTREAM

BRF BRASIL FOODS

DOWNSTREAM

Domestic Market

Distribution Capilarity
500,000 deliveries per month
150,000 clients
98% of population attended

Brands management
Perdigão Sadia batavo Elegê

Foreign Market

Further processing

Start branding development and distribution

Sustainable growth track record

Gross Sales- R$ million



CAGR (2005-2009)
42.8%
5.873
batavo
fruitier
6.106
Plusfood
Of: R$ 0.8bi
NEW MARKET
Beef
7.789
Becel
Doriana
Of: R$ 0.9bi
Elegê
13.161
Cotoches
Naturalmente Saudável
Of: R$ 5.3bi
Sadia
24.426*
2005
2006
2007
2008
2009

* pro-forma 2009 gross sales

Solid Structure in the Domestic Market

BRF BRASIL FOODS

Plants across Brazil out of the Amazon region

60 unit plants

Distribution reaches 100% of the Brazilian territory

Footprint in Brazil



RR
AP
1 / 1
AM
2 / 1
PA
2 / 1
MA
1 / 1
CE
RN
1 / -
PI
1 / 1
2 / 1
2 / 1
AL
SE
AC
1 / -
RO
2 / -
TO
BA
1 / -
4 / 1
MT
2 / 2
1 / 1
DF
GO
4 / 1
2 / 1
MG
2 / 1
3 / 2
ES
1 / 1
MS
1 / -
- / 1
SP
4 / 1
5 / 5
1 / 1
5 / 1
RJ
PR
2 / 5
4 / 2
9 / 3
3 / 1
SC
RS
14 / 2
5 / 1

(yellow)	/Sadia	Plants
(red)	/Sadia	Offices / Distribution Center

The only company with a nationwide distribution network for refrigerated products in Brazil



International Presence



We reach 140 countries

More than 2,500 clients

24 commercial offices abroad

Exports about 190,000 tons/month

3 unit plants abroad











With strong position in Global Market


D
D
D

- Brand Leader and Top of Mind
- Brand in high development
- Brand in inicial stage of development
- **D** Own Distribution

TOP OF MIND IN MIDDLE EAST

TOP OF MIND IN RUSSIA



Performance

Highlights - Pro-forma

R$ Million

HIGHLIGHTS	1Q10	1Q09	% Ch.
Gross Sales	5,815	5,847	(1%)
Domestic Market	3,686	3,538	4%
Exports	2,128	2,308	(8%)
Net Sales	5,047	5,061	(0%)
Gross Profit	1,279	988	29%
Gross Margin	*25.3%*	*19.5%*	*580 bps*
EBIT	271	(61)	-
Net Income	53	(465)	-
Net Margin	*1.0%*	*(9.2%)*	-
Adjusted Net Income (1)	53	(333)	-
Adjusted Net Margin	*1.0%*	*(6.6%)*	-
EBITDA	447	180	148%
EBITDA Margin	*8.9%*	*3.6%*	*530 bps*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

Breakdown of net sales – 1Q10

Diversified product portfolio

By Product



Others
2.5%
Milk*
7.3%
Dairy Products
3.5%
Poultry
29.5%
Other Processed
9.5%
Pork / Beef
10.2%
Processed
Products
37.4%

By Market



Domestic
market
59.1%
Exports
40.9%

*Includes milks: UHT – long life, pasteurized and powdered milk

Volumes and prices (1Q10/1Q09)

Domestic Market


Meat
3.3%
2.8%
0.5%
Gross Sales
Volume
Price


Dairy
6.3%
2.7%
3.6%
Gross Sales
Volume
Price

Export Market


Gross Sales
Volume
R$ price
Dev. USD x R$
USD Price
-7.8%
-1.1%
-6.6%
-28.0%
19.6%

Reduction of Costs and Expenses

Cost
(Cost/Net Sales)



- 580bps
74.7%
80.5%
1Q10
1Q09

Expenses
(Expenses/Net Sales)



- 70bps
20.0%
20.7%
1Q10
1Q09

EBITDA – Pro-forma



8.9%
7.2%
7.0%
5.5%
3.6%
180
381
291
370
447
1Q09
2Q09
3Q09
4Q09
1Q10
EBITDA
EBITDA Margin
+530 bps
(1Q10/1Q09)

Costs x Prices x FX

Proteins (US$/kg) *Export prices of Brazil*



3.40
3.00
2.60
2.20
1.80
2.40
2.00
1.60
1.20
1.72
2.38
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Pork
Chicken

	Chicken	Pork
1Q10 x 1Q09	19%	15%
1Q10 x 4Q09	0%	9%

Milk (R$/Liter)

(Average prices paid to producers in Brazil)



0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.76
Apr-08
Oct-08
Apr-09
Oct-09
Apr-10

1Q10 x 1Q09	5%
1Q10 x 4Q09	(2%)

Grains-CBOT *(US$/Bushel)*



16.0
14.0
12.0
10.0
8.0
7.0
6.0
5.0
4.0
3.0
9.73
3.54
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Soybean
Corn

	Corn	Soybean
1Q10 x 1Q09	(1%)	2%
1Q10 x 4Q09	(4%)	(4%)

Source: Abef, Abipec, Cepea, Bloomberg

US Dollar *(R$ x US$)*



2.50
2.30
2.10
1.90
1.70
1.50
1.30
1.10
1.76
Apr-08
Oct-08
Apr-09
Oct-09
Apr-10

1Q10 x 1Q09	(22%)
1Q10 x 4Q09	4%

Sales

PRO-FORMA	THOUSAND TONS			R$ MILLION		
Domestic Market	**1Q10**	**1Q09**	**Ch. %**	**1Q10**	**1Q09**	**Ch. %**
Meats	412	401	3	2,299	2,226	3
In Natura	83	87	(5)	414	372	11
Elaborated/Processed (meats)	330	315	5	1,886	1,854	2
Dairy Products	257	251	3	646	608	6
Other Processed	108	97	11	592	515	15
Soybean Products/ Others	92	204	(55)	149	189	(21)
Total	869	954	(9)	3,686	3,538	4
Processed	488	462	6	2,701	2,591	4
% Total Sales	56	48		73	73	

Domestic Market

Meats	527	529	(0)	2,110	2,257	(7)
In Natura	443	444	(0)	1,677	1,765	(5)
Elaborated/Processed (meats)	84	85	(1)	432	493	(12)
Dairy Products	1	1	(31)	5	7	(22)
Other Processed	1	4	(76)	13	44	(70)
Total	529	535	(1)	2,128	2,308	(8)
Processed	85	89	(4)	450	539	(17)
% Total Sales	16	17		21	23	

Export Market

Market size

BRF
BRASIL FOODS



Hot Dog

Specialty meats

Market: **R$14.7bi**

2009/2008: **5%**



MEU MENU

Pastas

Market: **R$ 515mm**

2009/2008: **21%**



NUGGETS
Nuggys
Kibe

Frozen meats

Market: **R$2.3bi**

2009/2008: **(5%)**



PIZZA

Pizzas

Market: **R$ 478mm**

2009/2008: **24%**



Batavinho

Dairy Products

Market: **R$4.1bi**

2009/2008: **8%**



Qualy
Becel

Margarines

Market: **R$ 2.2bi**

2009/2008: **(5.5%)**

Source : AC Nielsen

Exports by region - CL

% Net Sales


1Q10
Other Countries 16.1%
Middle East 28.3%
Eurasia 11.1%
Europe 22.5%
Far East 22.0%


1Q09
Other Countries 14.7%
Middle East 30.3%
Eurasia 10.9%
Europe 22.1%
Far East 21.9%

High market share in Global trade


Poultry
Share (%) of Brazilian exports
49,7%
50,3%
3,1 mm tons
Share (%) world trade
20,7%
79,3%
7,5 mm tons
Pork
Share (%) of Brazilian exports
37,3%
62,7%
0,645 mm tons
Share (%) world trade
4,5%
95,5%
5,3 mm tons
BRF share

Considering market share in volume
Source: USDA

Investments

Pro-forma 1Q10
R$85.5 million


New Projects
12.5%
Productivity
30.3%
Optimization
57.2%

Investments in breeder stock: R$85.7 million

Debt

R$ Million

DEBT - R$ MILLION	03.31.2010 CURRENT	03.31.2010 NONCURRENT	03.31.2010 TOTAL	03.31.2009 TOTAL	% Ch.
Local Currency	1,376	2,002	3,379	4,178	(19%)
Foreing Currency	750	4,150	4,900	10,630	(54%)
Gross Debt	**2,126**	**6,152**	**8,279**	**14,809**	**(44%)**
Cash Investments					
Local Currency	2,139	324	2,463	1,754	40%
Foreing Currency	1,229	287	1,516	2,639	(43%)
Total Cash Investments	**3,367**	**611**	**3,979**	**4,392**	**(9%)**
Net Accounting Debt	**1,241**	**5,541**	**4,300**	**10,417**	**(59%)**
Exchange Rate Exposure - US$ Million			**(1,173)**	**(2,688)**	**(56%)**

Pro-forma



12,000
10,000
8,000
6,000
4,000
2,000
0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.1
4.9
2.4
3.2
2.9
10,417
9,345
4,543
3,878
4,300
1Q09
2Q09
3Q09
4Q09
1Q10
Net Debt
Net Debt/Ebitda

Shareholder's Composition

Difuse Control - Equal Rights



Sabiá 0.9%
Sistel 1.5%
Valia 3.0%
Tarpon 5.0%
ADRs (NYSE) 8.2%
Petros 9.1%
Previ 13.3%
Foreing Investors 27.8%
Domestic Investors 30.9%
Treasury Shares 0.3%

As of April 30, 2010
Number of Common Shares: 872,473,246
Capital stock: R$12.6 billion

Monthly traded volume

1st Quarter 2010: US$ 45.1 million/day - 293.2% higher

2010: US$ 47.5 million/day -101.9% higher



Volume (US$ millions)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
18
16
14
12
10
8
6
4
2
0
Price US$
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
BRFS3
BRFS
Price BRFS3 (US$)



Perspectives

Positive Brazilian Outlook

BRF BRASIL FOODS

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
2004
2005
2006
2007
2008
2009
2010
Total ↑ Wages: 6%

Sales of specialty meats (Brazil)



180,000
175,000
170,000
165,000
160,000
155,000
150,000
145,000
140,000
-10%
+16%
JAN/FEB 2007
JUL/AUG 2007
JAN/FEB 2008
JUL/AUG 2008
MAR/APR 2009
SEP/OCT 2009

Consumption of processed meat kg/per capita/year (indexes - Brasil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdon
Germany

Source: IBGE, MTE, AC Nielsen

Brazilian Exports

Million Tons



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,140
790
3,525
1,825
13%
40%
***
25%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
11%
28%
Aggregate Brazilian Market Share

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Brazilian Market Share

Source: USDA – apr/10

World Meat Trade

Million Tons


25,000
20,000
15,000
10,000
5,000
-
12,802
21,905
21,871
8,733
5,881
7,257
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010**
Beef
Pork
Poultry***

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – apr/10

Large company with global scale

BRF's Positioning in the Global Food Industry



Size of the bubble: Market Cap (US$ bi)
10.5x
9.5x
8.5x
7.5x
6.5x
5.5x
4.5x
EV / EBITDA (x)
0.0%
5.0%
10.0%
15.0%
20.0%
EBITDA Margin (%)
Smithfield
kraft foods
Kellogg's
Dean
Hormel
BRF
JBS
Tyson
Nestle
Commodity
Branding

Source: Facset (Market Capitalization as of June 30, 2009) and Companies' public filings
Average EBITDA margin for 2006, 2007 and 2008